Exhibit 99.1

 Nano Dimension Ltd Raises $12M in Public Offering of American Depositary Shares

1,850,000 American Depository Shares Priced at $6.50 Per ADS

Ness Ziona, Israel, September 27, 2016 – Nano Dimension Ltd, a leader in the field of 3D Printed Electronics (NASDAQ, TASE: NNDM), today announced the pricing of its public offering of 1,850,000 American Depository Shares (ADSs) at a price of $6.50 per ADS. In addition, Nano Dimension has granted the underwriters a 45-day over-allotment option to purchase up to 277,500 additional ADSs at the public offering price. All of the ADSs are being offered by the Company.

National Securities Corporation, a wholly owned subsidiary of National Holdings Corporation (NasdaqCM:NHLD) is acting as sole book running manager for the offering. Lake Street Capital Markets is acting as co-manager for the offering. The Chairman of the Board of the Company is participating in the offering.

The Company expects to receive gross proceeds from the offering, excluding the exercise of the over-allotment option, if any, of approximately $12 million, excluding underwriting discounts and commissions and other offering-related expenses. Assuming the full exercise of the over-allotment option, the gross proceeds may reach $13.8 million.

Nano Dimension intends to use the proceeds of this offering to fund sales and marketing activities of its printers, scaling up of its production facilities, production expenses relating to its printers and inks, research and development, potential licensing, as well as for general working capital and other corporate purposes.

The offering is expected to close on September 30, 2016, subject to customary closing conditions.

A registration statement on Form F-1 relating to these securities was filed with the U.S. Securities and Exchange Commission (SEC) and was declared effective on September 27, 2016. Copies of the prospectus relating to the offering, when available, may be obtained by request to the offices of National Securities Corporation, Attn: Kim Addarich, Managing Director, 410 Park Avenue, 14th Floor, New York, NY 10022, Email: Kaddarich@nhldcorp.com; or the offices of Lake Street Capital Markets, LLC, Attn: Equity Syndicate Department, 225 South 6th St, Ste 2050, Minneapolis, MN 55402, Telephone: (888) 330-4648, Email: Contact@lakestreetcm.com; or the on the SEC’s website at http://www.sec.gov.

This press release shall not constitute an offer to sell or a solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such an offer, solicitation or sale is not permitted.

About Nano Dimension Ltd

Nano Dimension, founded in 2012, focuses on development of advanced 3D printed electronics systems and advanced additive manufacturing. Nano Dimension's unique products combine three advanced technologies: 3D inkjet, 3D software and nanomaterials. The company's primary products include the first 3D printer dedicated to printing multi-layer PCBs (printed circuit boards) and advanced nanotechnology-based conductive and dielectric inks.

In addition to the trading of the company's American Depositary Shares on NASDAQ, the company's ordinary shares are also traded on the TASE in Israel. The Bank of New York Mellon serves as the depositary for Nano Dimension.

Forward-Looking Statements

This press release contains forward-looking statements about the Company’s expectations, beliefs and intentions. Forward-looking statements can be identified by the use of forward-looking words such as “believe”, “expect”, “intend”, “plan”, “may”, “should”, “could”, “might”, “seek”, “target”, “will”, “project”, “forecast”, “continue” or “anticipate” or their negatives or variations of these words or other comparable words or by the fact that these statements do not relate strictly to historical matters. For example, forward-looking statements are used in this press release when we discuss the expected timing of the closing of the offering and the use of proceeds. These forward-looking statements involve certain risks and uncertainties, including, among others, risks impacting the ability of the Company to complete any public offering of its securities because of general market conditions or other factors and risks that could cause the Company’s results to differ materially from those expected by Company management or otherwise described in or implied by the statements in this press release. Any forward-looking statement in this press release speaks only as of the date of this press release. The Company undertakes no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by any applicable securities laws. More detailed information about the risks and uncertainties affecting the Company is contained under the heading “Risk Factors” in Nano Dimension Ltd.'s Registration Statement on Form F-1 filed with the SEC, which is available on the SEC's website, www.sec.gov.

CONTACT INVESTOR RELATIONS:

Miri Segal-Scharia

CEO

MS-IR LLC

917-607-8654

msegal@ms-ir.com